# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CN ENERGY GROUP. INC., CIK 0001780785
CUSIP: G2181K204
Title of class of securities: Class A Ordinary Shares
Address of issuer's principal executive offices: BUILDING 2-B, ROOM 206, NO. 268 SHINIU ROAD, LIANDU DISTRICT, LISHUI CITY, China (F4), 323010
Date of event which requires filing of this statement: 12/01/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001851416

## Reporting persons
- Streeterville Capital LLC: type of reporting person: other (OO); citizenship or place of organization: Utah (UT); sole voting power 498,334; shared voting power 0; sole dispositive power 498,334; shared dispositive power 0; aggregate amount beneficially owned 498,334 (9.9% of the class)
  Comment: Reporting Person Streeterville Capital, LLC "Streeterville" has rights, under a Pre-Paid Purchase #1, to own an aggregate number of shares of the Issuer's Class A Ordinary Shares which, except for a contractual cap on the amount of outstanding shares that Streeterville may own, would exceed such a cap. Streeterville's current ownership cap is 9.99%. Thus, the number of shares of the Issuer's Class A Ordinary Shares beneficially owned by Streeterville as of the date of this filing was 498,334 shares, which is 9.99% of the 4,988,337 shares outstanding on October 23, 2025 (as reported in the Issuer's Form F1/A filed on October 29, 2025).
  
  To clarify, the Form line 11 is limited to displaying only the tenth decimal place, but the ownership limitation prescribed in the agreement is 9.99%.
- Streeterville Management, LLC: type of reporting person: other (OO); citizenship or place of organization: Utah (UT); sole voting power 498,334; shared voting power 0; sole dispositive power 498,334; shared dispositive power 0; aggregate amount beneficially owned 498,334 (9.9% of the class)
  Comment: Reporting Person Streeterville Management, LLC is the manager of Streeterville. Streeterville has rights, under a Pre-Paid Purchase #1, to own an aggregate number of shares of the Issuer's Class A Ordinary Shares which, except for a contractual cap on the amount of outstanding shares that Streeterville may own, would exceed such a cap. Streeterville's current ownership cap is 9.99%. Thus, the number of shares of the Issuer's Class A Ordinary Shares beneficially owned by Streeterville as of the date of this filing was 498,334 shares, which is 9.99% of the 4,988,337 shares outstanding on October 23, 2025 (as reported in the Issuer's Form F1/A filed on October 29, 2025).
  
  To clarify, the Form line 11 is limited to displaying only the tenth decimal place, but the ownership limitation prescribed in the agreement is 9.99%.
- John M. Fife: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 498,334; shared voting power 0; sole dispositive power 498,334; shared dispositive power 0; aggregate amount beneficially owned 498,334 (9.9% of the class)
  Comment: Reporting Person John M Fife is the sole member of Streeterville Management, LLC which is the manager of Streeterville. Streeterville has rights, under a Pre-Paid Purchase #1, to own an aggregate number of shares of the Issuer's Class A Ordinary Shares which, except for a contractual cap on the amount of outstanding shares that Streeterville may own, would exceed such a cap. Streeterville's current ownership cap is 9.99%. Thus, the number of shares of the Issuer's Class A Ordinary Shares beneficially owned by Streeterville as of the date of this filing was 498,334 shares, which is 9.99% of the 4,988,337 shares outstanding on October 23, 2025 (as reported in the Issuer's Form F1/A filed on October 29, 2025).
  
  To clarify, the Form line 11 is limited to displaying only the tenth decimal place, but the ownership limitation prescribed in the agreement is 9.99%.

## Item 1. Issuer
Name of issuer: CN ENERGY GROUP. INC.
Address of issuer's principal executive offices: BUILDING 2-B, ROOM 206, NO. 268 SHINIU ROAD, LIANDU DISTRICT, LISHUI CITY, CHINA, 323010

## Item 2. Person Filing
Name of person filing:
This report is filed by Streeterville Capital LLC, Streeterville Management
LLC, and John M. Fife with respect to the shares of Class A Ordinary Shares of the Issuer that are directly beneficially owned by Streeterville Capital LLC and indirectly beneficially owned by the other reporting and filing persons.
Address of principal business office or, if none, residence:
300 East Randolph Street, Suite 40.150
Chicago, IL 60601
Citizenship:
Streeterville Capital LLC is a Utah limited liability company.
Streeterville Management LLC is a Utah limited liability company.
John M. Fife is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 498,334
Percent of class: 9.99%
Sole power to vote or to direct the vote: 498,334
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 498,334
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Streeterville Capital LLC: John Fife, President (12/01/2025)
- Streeterville Management, LLC: John Fife, President (12/01/2025)
- John M. Fife: John Fife, John Fife (12/01/2025)